Exhibit 4.7

Notice to U.S. Investors

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgement.

You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

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PRESS RELEASE

Green light for the incorporation of Telecom Italia Media into Telecom Italia – deed of merger signed

Rio de Janeiro - Milan, 25 September 2015

The Boards of Directors of Telecom Italia and Telecom Italia Media, which met today respectively in Rio de Janeiro and Milan, examined the final phase of the process of merging the two companies, started on 19 February 2015.

Having acknowledged the absence of opposition’s from the company’s creditors to the incorporation of Telecom Italia Media into its parent company, within the terms of the law, the two Boards agreed to implement the decision made by the respective Extraordinary Shareholders’ Meetings on 30 April and 20 May in order to complete by the third quarter of the year as originally announced.

Consequently, the merger deed was signed and then filed at the Business Register.

The effects of the transaction are expected to start - once the registrations at the relevant business registers have been completed - from the end (23:59 hrs) of the day of 30 September 2015, which will represent the last day Telecom Italia Media shares will be listed on the Electronic Share Market organized and managed by Borsa Italiana S.p.A.; consequently, from 1st October the Telecom Italia Media shares will be removed from the listing. This way it will be able – inter alia – to regularly celebrate the Special Meeting

Telecom Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital € 10.723.844.367,85 fully paid up certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

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of the Savings Shareholders of Telecom Italia Media, already called for that day on the request of the Common Representative.

As per the project approved by the Extraordinary Shareholders' Meetings, the operations performed by the incorporated company will be recorded in the financial statements of the incorporating company starting from 1 January 2015. The fiscal effects of the merger will also start from this date.

Telecom Italia Media withdrawal

Due to the effectiveness of the merger, the opportunity to exercise withdrawal rights pertaining to the ordinary shareholders of Telecom Italia Media who did not vote in favour of the merger and savings shareholders of Telecom Italia Media, within the terms indicated at the time, will also become effective.

The company will therefore proceed to settle the 7.553.485 ordinary shares and 1,902,484 savings shares of Telecom Italia Media for which the right of withdrawal has been validly exercised, which have all been purchased by the non-withdrawing shareholders of Telecom Italia Media following an offer of option and pre-emption, at the unit price of 1.055 euros per ordinary share and 0.6032 euros per savings share.

Payment of the consideration for the aforementioned shares will be made by the Telecom Italia Media shareholders who exercised their right of option/pre-emption on 1 October 2015 through the intermediaries at which forms accepting the offer in option and pre-emption were deposited which have already been informed of the results of the assignment. The shares purchased will be credited to those entitled, through the same intermediaries, on 1 October 2015. On the same date, the settlement value due to the withdrawing Telecom Italia Media shareholders will be credited, through Monte Titoli and the respective depositary intermediaries.

Exchange of Telecom Italia Media shares for Telecom Italia shares

By effect of the merger, the Telecom Italia Media shares not held by Telecom Italia will be exchanged with newly issued shares of the incorporating company, without a par value, at the following ratios:

-	0.66 ordinary shares of the incorporating company (ISIN IT0003497168, coupon no. 11) for each 1 ordinary share in the company being incorporated;

-	0.47 savings shares of the incorporating company (ISIN IT0003497176, coupon no. 13) for each 1 savings share in the company being Incorporated.

The share capital of Telecom Italia will therefore be increased, to service the exchange, by a nominal amount of 7,392,540.65 euros, (i) through the issue of 11,769,945 new ordinary shares without a par value and (ii) through the issue of 1,671,038 new savings shares without a par value. Due to this effect, the share capital of Telecom Italia will amount to 10,740,236,908.50 euros, divided into 13,499,911,771 ordinary shares without a par value and 6,027,791,699 savings shares without a par value.

Telecom Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital € 10.723.844.367,85 fully paid up certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

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The Telecom Italia shares assigned in the exchange will be issued in a dematerialisation regime pursuant to current law and will have rights and dividend entitlement date identical to those of the Telecom Italia shares of the same category in circulation at the date of efficacy of the merger. No cash balance payments are envisaged. The shareholders will not incur any expense for the exchanges.

In particular, the shareholders of the company being incorporated will, through the intermediaries participating in the Monte Titoli centralized management system, be attributed a whole number of ordinary or savings shares of the incorporating company. To facilitate the operation, a specific service to process the fractions arising from the application of the exchange ratio, based on the official price of the Telecom Italia shares on 30 September 2015, will be available to Telecom Italia Media shareholders through the authorized intermediaries. This way, each depositary intermediary can round up or down the number of shares of the incorporating company due to the single shareholders of the incorporated company.

No expense will be payable by the shareholders for the accessory costs inherent to the corresponding sales transactions.

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investorrelations

Telecom Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital € 10.723.844.367,85 fully paid up certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

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